SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from       to
Commission file number: 0-4466
The GEO Group, Inc. 401(k) Plan
The GEO Group, Inc.
(Name of issuer of securities held pursuant to the Plan)
One Park Place, 621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487
(Address of principal executive offices)

THE GEO GROUP, INC.
401(K) PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2006

THE GEO GROUP, INC. 401(K) PLAN

DECEMBER 31, 2006

Report of Independent Registered Public Accounting Firm
To the Corporate Retirement Committee
The GEO Group, Inc. 401(k) Plan
Boca Raton, Florida
We have audited the accompanying statements of net assets available for benefits of The GEO Group, Inc. 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The GEO Group, Inc. 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2006 financial statements taken as a whole.
/s/Aidman, Piser & Company, P.A.
Tampa, Florida
June 22, 2007

THE GEO GROUP, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
Assets:
Cash, interest bearing	$22,741	$—

Investments, at fair value:
Common/collective trusts	—	5,760,373
Pooled/mutual funds	—	15,026,504
The GEO Group, Inc. common stock	5,263,418	2,310,037

	5,263,418	23,096,914

Participant loans	2,009,725	1,705,044

Receivables:
Unsettled investment transactions (Note 3)	24,011,750	—
Employer contribution	—	60,149

	24,011,750	60,149

Net assets available for benefits	$31,307,634	$24,862,107

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Investment income:
Interest and dividends	$612,881
Net appreciation in fair value of investments	4,877,219

5,490,100

Contributions:
Participant	3,521,667
Employer	634,586

4,156,253

Total additions	9,646,353

Deductions from net assets attributed to:
Benefits paid to participants	3,200,095
Administrative expenses	731

Total deductions	3,200,826

Net increase	6,445,527

Net assets available for benefits:
Beginning of year	24,862,107

End of year	$31,307,634

See notes to financial statements.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1.	Plan description:

Plan description:

The GEO Group, Inc. 401(k) Plan, (the “Plan”) was amended and restated on January 1, 1999 by The GEO Group, Inc. (the “Company”) as a defined contribution plan. The Plan is subject to the provisions of the Employment Retirement Security Act of 1974 (“ERISA”).

The following is a summary of major plan provisions. Participants should refer to the Plan document for more complete information.

Participation:

An employee age 18 or older is eligible to participate in the Plan on the first day of the payroll period following the date of employment.

Contributions and allocations:

The Plan permits tax-deferred contributions of from 1% to 30% of a participant’s annual compensation, subject to certain Internal Revenue Code (“IRC”) limitations. Amounts contributed by participants are fully vested when made. The Plan allows for rollovers of vested contributions from previous employers’ qualified plans.

The Company may contribute to the Plan either annual or monthly matching contributions on behalf of participants who made elective deferrals during such period in an amount determined annually by the Company’s management. The Company may, at its discretion, designate a different matching contribution formula for participants at each separate work site, and/or participants with different job classifications. In order to be entitled to an allocation of the Company’s annual matching contribution, participants, as defined under the Plan, must be employed on the last day of the Plan year. Also, the Company, at its discretion, may make a basic voluntary contribution to the Plan each year. Total participant contributions are subject to certain limitations established by the IRC.

Participant accounts:

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and Plan earnings. Allocations are based on participant earnings or account balances as of the date of the allocation.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
1.	Plan description (continued):

Participant loans:

Participants may borrow from their accounts a minimum of $1,000 not to exceed the lesser of $50,000, or 50% of their vested account balance. Loans are repayable through payroll deductions over a period not to exceed five years, unless used to acquire a principal residence, in which case the repayment period may not exceed ten years. Loans are secured by balances in participants’ vested accounts. The interest rates on loans outstanding as of December 31, 2006 ranged from 5.0% to 9.25% and as of December 31, 2005 ranged from 5.0% to 8.0%. Participant loans are valued at cost which approximates fair value.

Forfeited Accounts:

At December 31, 2006 and 2005, forfeited nonvested accounts totaled approximately $96,000 and $116,000, respectively. These accounts will be used to reduce future employer contributions. Also, in 2006, employer contributions were reduced by approximately $47,000 from forfeited nonvested accounts.

Vesting:

Participants who are employed at South Florida State Hospital facility vest 100% immediately in the Company’s contributions. All other Plan participants vest in the Company’s contributions upon completion of three years of vesting service, as defined. Additionally, Company contributions become fully vested upon normal retirement age, as defined by the Plan, death, or termination of employment as a result of a total or permanent disability.

Payment of benefits:

Eligible participants may elect to receive benefits in a lump-sum payment, a series of payments within one calendar year, a series of annual installments of approximately equal amounts to be paid over a period of five to ten years, or may be used by the employee to purchase an immediate or deferred annuity. The amount of benefits paid will be determined by the balance in the participant’s Plan account at the date of retirement, termination, death or disability.

2.	Summary of significant accounting policies:

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
2.	Summary of significant accounting policies (continued):

Investments, investment valuation and income recognition:

The Plan’s investments are stated at fair value determined using the quoted closing or last bid prices on the last day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of benefits:

Benefit claims are recorded when they have been processed and approved for payment by the Plan.

3.	Investments:

On December 29, 2006 (“Trade Date”), the Plan sold all investments held in common/collective trusts and pooled/mutual funds in order to facilitate the transfer of assets to a successor trustee effective January 1, 2007. The Plan records purchases and sales of investments on a trade-date basis and therefore the unsettled proceeds of these transactions have been included in unsettled investment transactions receivable in the accompanying 2006 statement of net assets available for benefits. The Plan assets sold on the Trade Date were settled on January 2, 2007 and transferred to a successor trustee.

Investments that represent 5% or more of the net assets available for benefits at December 31, 2006 and 2005 are as follows:

	2006		2005
		Market		Market
	Shares	Value	Shares	Value
Dreyfus Capital Preservation Fund	—	$—	5,758,146	$5,758,146
Dreyfus Appreciation Fund	—	—	52,957	2,105,025
Dreyfus Basic S & P 500 Stock Index Fund	—	—	149,163	3,864,819
Dreyfus Emerging Leaders Fund	—	—	65,131	2,697,055
Templeton Foreign Fund	—	—	118,569	1,503,454
PIMCO Total Return Fund	—	—	133,206	1,398,666
Janus Olympus Fund	—	—	41,308	1,350,351
The GEO Group, Inc. Common Stock	140,283	5,263,418	100,743	2,310,037

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
3.	Investments (continued):

During 2006, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value as follows:

Net
Appreciation
In Fair Value
Pooled/mutual funds	$1,365,585
Common stock	3,511,634

$4,877,219

4.	Common/collective trust:

The Dreyfus Capital Preservation Fund (“DCP Fund”) is a collective investment trust that invests mainly in Guaranteed Investment Contracts (“GIC”). A GIC is a general obligation of an insurance company, which agrees to pay a guaranteed rate for the term of the contract and to return principal at maturity. This fund may also invest in repurchase agreements, private placements, certificates of deposit, commercial paper, shares of registered investment companies, bank investment contracts and corporate investment contracts. The DCP Fund is fully benefit-responsive and the contract value approximates fair value. Contract value represents contributions under the contract plus accrued interest. As of December 31, 2005, there are no reserves against contract value for credit risk of the issuers of the contracts or otherwise. The crediting interest rate and average effective yield on this account approximates 4% for 2006. On December 29, 2006, the Plan sold all shares held in the DCP Fund pursuant to the Plan’s change in Trustees (Note 3).

5.	Plan termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

6.	Income tax status:

The Internal Revenue Service has determined and informed the Company by a letter dated December 18, 2002, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

THE GEO GROUP, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
7.	Administrative expenses:

Substantially all costs of administering the Plan are paid directly or reimbursed by the Company. Administrative expenses of approximately $49,000 were paid by the Company for the year ended December 31, 2006.

8.	Party-in-interest transactions:

Certain Plan investments held during 2006 and 2005 were shares of pooled/mutual funds managed by The Dreyfus Company Trust Company, a subsidiary of Mellon Bank. Mellon Bank is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. The Plan also holds shares of the Company’s common stock and, therefore, these transactions qualify as party-in-interest transactions.

9.	Risks and uncertainties:

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

THE GEO GROUP, INC. 401(K) PLAN
(Plan Number 001, Employer Identification Number 65-0043078)
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b)	(c)	(e)
		Description of investment
	Identity of issue	including maturity date,
	borrower, lessor or	rate of interest, collateral,	Current
	similar party	par or maturity value	value
		Cash, interest bearing:
	The Dreyfus Trust Company	TBC Inc. Pooled EMP Daily Variable Rate Money Market	$22,741

		Common Stock:
*	The GEO Group, Inc.	The GEO Group, Inc.	5,263,418

		Participant Loans:
	Participant loans	Participant loans (interest rates of 5.0% to 9.25%, maturing no later than 2015)	2,009,725

		Total	$7,295,884

*	Represents parties-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The GEO Group Inc. 401(k) Retirement Plan
Date: June 29, 2007	/s/ John G. O’Rourke
JOHN G. O’ROURKE
Plan Administrator